September 14, 2006

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention: Jennifer R. Hardy
             Legal Branch Chief

> *Re:*   *ValueRich, Inc.*
>   *Registration Statement on Form SB-2*
>   *Filed June 30, 2006*
>   *File No. 333-135511*

Dear Mr. Pinkerton:

Thank you for your July 27, 2006 letter regarding ValueRich, Inc. (the "Company"). Enclosed is Amendment No. 1 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff's comments to the previously submitted material. Also, in order to assist you in your review of the Registrant's Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff's numbered comments in their entirety followed by our responses thereto.

Prospectus' Outside Front Cover Page

1.   Disclosure states that the shares and warrants included in the units may not be traded separately until ValueRich agrees with Lane Capital Markets, LLC that the shares and warrants may be traded separately. Describe briefly here and in greater detail in the body of the prospectus what criteria or factors ValueRich and Lane Capital Markets, LLC intend to use for reaching an agreement that the shares and warrants may be traded separately.

United States Securities
and Exchange Commission
September 14, 2006
Page 2

Response: Please be advised that we have restructured the offering to eliminate the warrants.

2.   We note that ValueRich intends to apply to list the units, common stock, and warrants on the American Stock Exchange or AMEX. Please revise here and elsewhere to remove the implication that listing is assured.

Response: Complied with. We have revised the Registration Statement to indicate that our listing on the American Stock Exchange cannot be assured.

3.   Disclose the basis for the exercise price of the warrants being 110% of the initial public offering price.

Response: Please be advised that we have restructured the offering to eliminate the warrants.

4.   Please disclose whether or not you will register as a broker under Section 15 of the Securities Exchange Act of 1934 since you will be facilitating the sale of securities and introducing persons to sell securities. If not, disclose your basis for non-registration. Include appropriate risk factor disclosure. In addition, discuss potential liability you could incur if persons rely on information from other companies as a result of your services that turns out to be fraudulent or otherwise misleading.

Response: ValueRich will not be registered as a broker-dealer under the Securities Exchange Act because it is not involved in, nor does it facilitate, the sale of securities. iValueRich.com is merely an electronic meeting place that will allow participants in the small-cap investment community, including issuers, investment bankers, institutional and other accredited investors, and service providers, to identify and locate each other and, after obtaining contact information through the site, possibly negotiate their own transactions through direct contact.

The facilities of the website are used solely for search and identification purposes and for general small-cap community information purposes, and neither the site nor any employees of ValueRich will participate in any way in any transactions that may be entered into by members of the site. Members pay a flat fee for membership and access to the search features of the website, and no fees received by ValueRich are contingent upon the completion of any securities transaction that may be made by members. Further, although potential investors who wish to become members must certify that they satisfy the requirements for accredited investor status, no employees of ValueRich will review or confirm those certifications, and in all cases it will be the responsibility of the issuer or its placement agent to determine that the investor satisfies the accredited investor requirements in connection with any transaction. In addition, ValueRich will not review or approve any prospective issuers that become Members, nor will its employees review the merits of any offering being made by such issuers.

United States Securities
and Exchange Commission
September 14, 2006
Page 3

        Since ValueRich and the iValueRich.com website are completely passive with respect to the facilitation, negotiation or completion of any securities transactions that may be made by its members, and merely provide an electronic meeting place where participants can identify each other for the purpose of establishing direct contact and possibly negotiating their own transactions, ValueRich is not required to register as a broker-dealer under the Securities Exchange Act. See, e.g., Angel Capital Electronic Network (SEC no-action letter available October 25, 1996).

<u>Cover Page</u>

5.   Please limit the cover to one page as required by Item 501(a) of Regulation S-B.

Response: Complied with. We have revised the Registration Statement to limit the cover page to one page.

<u>Prospectus Summary, page 3</u>

6.   Ensure that the summary information about ValueRich and its business is balanced by expanding the narrative presentation to disclose that:

- ValueRich has a limited operating history.

- ValueRich published its first edition of ValueRich magazine in spring 2004, hosted its first financial expo in March 2005, and launched the website iValueRich.com in June 2006.

- ValueRich has never been profitable and incurred net losses of $387,000 and $320,000 in its past two fiscal years.

- The report of ValueRich's independent public accountants includes a going concern paragraph.

Response: Complied with. We have revised the summary information to disclose the above-referenced material disclosure references.

United States Securities
and Exchange Commission
September 14, 2006
Page 4

The Offering, page 4

7.   Expand the disclosure to indicate that ValueRich has agreed.

- To appoint a designee of Lane Capital Markets, LLC to its board of directors, concurrently with the offering's closing.

- To enter into a consulting agreement to retain Lane Capital Markets, LLC as a financial consultant for a period of three years at a fee of $36,000 per year, payable in full, at the offering's closing.

We note the disclosures on page 30.

Response: Complied with. We have expanded the disclosure to indicate that ValueRich intends to appoint a designee of Lane Capital Markets, LLC to its board of directors, enter into a consulting agreement and retain Lane Capital Markets, LLC as a financial consultant.

8.   Based on the shares of common stock outstanding before and after the offering, disclosed on page 4, and the shares of common stock in your historical financial statements, it appears that you intend to declare a reverse stock split. Please be advised that all share and per share disclosures, throughout the filing, should be revised to retroactively reflect any change in capitalization. Refer to SAB 4:C.

Response: Complied with. We have revised the share and per share disclosures to retroactively reflect any change in capitalization.

Risk Factors, page 6

9.   This section's introductory paragraph states that the risks presented are "only a few of the risks" associated with investing in ValueRich's common stock. Since ValueRich must disclose all risks that it believes are material, delete this language.

Response: Complied with. We have deleted the reference to "only a few of the risks."

10.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

- The third risk factor states that ValueRich may need additional financing to fund its planned expansion. State the estimated or known cost of ValueRich's planned expansion.

- The tenth risk factor states that ValueRich has applied for listing of its securities on AMEX. Disclose whether ValueRich satisfies AMEX's requirements for listing as of the date of the prospectus.

- The fifteenth risk factor states that ValueRich depends on third parties for technology, software, systems, and related services. Clarify whether ValueRich has any agreements with its service providers. If so, disclose in the business section the agreements' principal provisions, including term or duration. Further, advise what consideration you have given to the filing of the agreements as exhibits to the registration statement. See Item 601(b)(l0) of Regulation S-B.

- The nineteenth risk factor states that ValueRich's business could be harmed if it is unable to obtain revenues from advertising and sponsorships. Quantify the amount of revenue attributable to advertising and sponsorships during each of the periods presented in the financial statements.

United States Securities
and Exchange Commission
September 14, 2006
Page 5

        Response: Complied with. We have expanded and described in more detail the above-referenced risk factors.

      11.   Disclosure states that ValueRich is offering two million units, each unit consisting of one share of common stock and one redeemable common stock purchase warrant. Address the risk of an investor's inability to exercise the warrant if, absent an exemption, ValueRich does not maintain an effective registration statement or comply with applicable state securities laws. Clarify whether ValueRich is required to redeem the warrant by payment in cash if the warrant is not exercisable in those circumstances. Alternatively, clarify whether ValueRich is required to extend the warrant's term if there is not an effective registration statement in those circumstances.

        Response: Please be advised that we have restructured the offering to eliminate the warrants.

      12.   We note that the report of ValueRich's independent public accountants includes a going concern paragraph. Include as a discrete risk factor the risks in using ValueRich's financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should ValueRich be unable to continue as a going concern.

        Response: Complied with. We have included a risk factor to disclose that ValueRich's independent public accountants includes a going concern paragraph and the risks in using our financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should ValueRich be unable to continue as a going concern.

      13.   Because the report of ValueRich's independent public accountants includes a going concern paragraph, expand the risk factor disclosure to include a discussion of:

United States Securities
and Exchange Commission
September 14, 2006
Page 6

- Rate at which ValueRich burned cash in the first and second quarters of 2006.

- Costs of funding ValueRich's planned expansion.

- Costs of any planned research and development activities for developing new products and services and for maintaining, improving, or enhancing existing product lines and services.

- Any significant changes in the number of employees.

- Other known or estimated material operational costs during the next 12 months.

Response: Complied with. We have expanded the risk factor disclosure to include the discussion as requested above regarding our burn rate and the costs of funding our planned expansion. We do not have any planned research and development activities for developing new products and services and for maintaining, improving, or enhancing existing product lines and services, there will there be any significant changes in the number of employees nor do we have any know or estimated material operational costs during the next 12 months.

Dilution, page 13

14.   Please update this section to disclose net tangible book value as of a recent date.

Response: Complied with. We have updated the Dilution section to reflect the information as of June 30, 2006.

Management's Discussion and Analysis or Plan of Operations

15.   Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results. Please see SEC Release No. 33-8350 and Item 303(b)(1)(i) of Regulation S-B.

Response: Complied with. We have updated the discussion to disclose that there are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on us.

Critical Accounting Policies, page 15

16.   Given that your offer and sale of the warrants and the securities underlying the warrants are included in the "units" you are registering, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, you will be required to file timely updates to this registration statement and deliver a current prospectus when the warrants are exercised. In light of this fact, please tell us how you plan to account for the warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities and mark them to fair value through the income statement each period. Paragraph 14 of EITF 00-19 states that if a contract permits net-share or physical settlement only by delivering registered shares, it is assumed that the

company will be required to net-cash settle the contract and, as a result, liability classification would be required. Paragraph 17 of EITF 00-19 states that if a contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in the proposed accounting for your warrants. It appears that you are currently assuming that the warrants will be classified as equity upon issuance based on your "as adjusted" disclosures. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, "as adjusted" disclosures, and dilution information to properly reflect this classification, Additionally, please add disclosures in the filing describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

United States Securities
and Exchange Commission
September 14, 2006
Page 7

> Response: Please be advised that we have restructured the offering to eliminate the warrants.

Results of Operations, page 15

17.   Where two or more factors contributed to a material change in ValueRich's results of operations during the periods presented in the financial statements, quantify the portion of the change that resulted from each factor. Where a change is the net result of offsetting factors, quantify the impact of each material offsetting factor. See Item 303(b)(1) of Regulation S-B and Release No. 33-6835. For example, although you attribute changes in revenues to an increase in the number of expos and an increase in advertising, the effect that these factors had on revenues and important categories of expenses in each period is unclear. Please revise.

> Response: Complied with. We have revised the results of operations disclosure. Where a change is the net result of offsetting factors, we have quantified the impact of each material offsetting factor.

18.   Please provide narrative discussion of results of operations for the quarterly periods for which you are required to include interim financial statements. Please see Item 303(b)(2) of Regulation S-B.

> Response: Complied with. We have provided a narrative discussion of the results of operations for the six months ending June 30, 2006.

United States Securities
and Exchange Commission
September 14, 2006
Page 8

19.   Disclosure states that ValueRich expects to obtain revenue from royalty revenue during the next 12 months. Clarify the sources of royalty revenue and what business this revenue source relates to. If ValueRich has any royalty agreements, disclose the agreements' principal provisions, including term or duration, in the business section. See Item 101(b)(7) of Regulation S-B. Also advise what consideration you have given to the filing of the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B. Further, clarify in the results of operations subsection whether you obtained royalty revenue during the periods presented in the financial statements. If so, quantify the amount of royalty revenue. Please also revise your policy note to disclose when and how the royalty revenue is recognized.

> Response: Complied with. ValueRich does not have any royalty agreements. We have deleted the reference to royalty revenue disclosure.

Our Business, page 16

20.   Since the offering is ValueRich's initial public offering, ValueRich is ineligible to rely on the safe harbor. See section 27A(b)(2)(D) of the Securities Act and section 21 E(b)(2)(D) of the Exchange Act. Delete the reference to the safe harbor provisions of the Securities Act and the Exchange Act in this section's introductory paragraph. Alternatively, make clear that ValueRich is ineligible to rely on the safe harbor provisions.

> Response: Complied with. We have deleted all references to the safe harbor provisions of the Securities Act and the Exchange Act.

21.   Clarify whether ValueRich requires government approval of its products and services. If government approval is necessary and ValueRich has not yet received that approval, discuss the status of the approval within the governmental approval process. See Item 101(b)(8) of Regulation S-B.

> Response: Complied with. We have clarified that ValueRich does not require government approval of our products.

22.   If material, discuss the effect of existing or probable governmental regulations on ValueRich's business. See Item 101(b)(9) of Regulation S-a.

> Response: Complied with. We have clarified that ValueRich is not subject to any existing or probable governmental regulations on our business.

Our www.iValueRich.com, The Small-Cap Web Community, page 17

23.   Disclosure states that ValueRich expects to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees and fees for specific research and matching services. Clarify whether ValueRich has obtained revenue from subscription and site membership fees and fees for specific research and matching services during the periods presented in the financial statements. If so, quantify the amount of fees attributable to subscription and site membership and to research and matching services.

Response: Complied with. We have clarified that to date ValueRich has not obtained revenue from subscription and site membership fees or fees for specific research or matching services.

United States Securities
and Exchange Commission
September 14, 2006
Page 9

Our ValueRich Magazine, page 20

 24. Disclosure states that ValueRich obtains magazine revenue from five sources, including other paid-for articles and article reprints. Clarify what ValueRich's charges are for other paid-for articles and article reprints.

  Response: Complied with. We have clarified our charges for other paid for articles and article reprints.

Our Sales Strategy, page 21

 25. Disclosure states that ValueRich has partnered in the past with EDGAR Online. Clarify that EDGAR Online is not affiliated with the Commission.

  Response: Complied with. We have clarified that EDGAR Online is not affiliated with the Commission.

Directors and Executive Officers, page 22

 26. In the biographical paragraphs of Messrs. Joseph Visconti, David Willson, and Gregg W. Lowenstein, describe briefly their business experience during the past five years. See Item 401(0(4) of Regulation S-B.

  Response: Complied with. We have described in more detail the business experience of the directors and executive officers.

 27. Since ValueRich has elected to include in Mr. Joseph Visconti's biographical paragraph information about his association with Joseph Charles & Assoc., Inc. or JCA that is not required by Item 401(a)(4) of Regulation S-B, indicate that JCA initiated a chapter 11 proceeding in the Southern District of Florida Bankruptcy Court on November 1, 2000.

  Response: Complied with. We have revised Mr. Visconti's biographical paragraph information to remove the inclusion of JCA.

United States Securities
and Exchange Commission
September 14, 2006
Page 10

Company Facilities, page 23

    28.   Disclose that ValueRich leases the office space at $32,400 per year on a month to month basis from its chairman, president, and chief executive officer, Mr. Joseph Visconti, We note the disclosure in the financial statements' note 7 on page F-12.

            Response: Complied with. We have disclosed that ValueRich leases office space on a month to month basis from its chairman, president and chief executive officer, Joseph Visconti.

Preemptive Rights, page 28

    29.   Disclosure that ValueRich has not granted to date any stock options is inconsistent with disclosure on page 25 that ValueRich. has granted a total of 1.5 million options as of the date of the prospectus. Please reconcile the disclosures.

            Response: Complied with. We have reconciled the stock option disclosures throughout the prospectus.

Shares Eligible for Future Sale, page 29

    30.   We note disclosure of lock-up agreements in the seventh risk factor on page 7 and here. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups' expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups' expiration periods.

            Response: Please be advised that any of the persons subject to the lock-up agreements may transfer any shares or securities subject to the lock-up agreement either during his or her lifetime or on death by will or intestacy to an existing shareholder, a member of his or her immediate family or the immediate family of an existing shareholder, or to a trust the beneficiaries of which are exclusively the restricted person and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, satisfactory to the Lane Capital Markets, LLC, pursuant to which each transferee shall agree to receive and hold such restricted securities, subject to the provisions of the lock-up agreement, and there shall be no further transfer except in accordance with the provisions of the lock-up agreement. The term "immediate family" shall mean the spouse, lineal descendant, father, mother, brother or sister, inclusive of such relatives by adoption, of the transferor or existing shareholder and the immediate family of the spouse of the transferor or existing shareholder. If any of the restricted securities have exercise or conversion rights, the restricted stockholder may exercise such rights, but the exercised or converted securities will also be deemed restricted securities and subject to the lock-up agreement. On a case-by-case basis, subject to the prior written approval of ValueRich and at exchange values determined by ValueRich, the restricted stockholder may use restricted securities in lieu of cash for the exercise or conversion of the rights, in which case the underwriter will release the certificate representing such restricted securities to ValueRich in exchange for the certificate representing the exercised or converted securities.

United States Securities
and Exchange Commission
September 14, 2006
Page 11

Underwriting, page 29

31.   Disclosure states that ValueRich has agreed to appoint a designee of Lane Capital Markets, LLC to its board of directors, concurrently with the offering's closing. Identify the-director designee of Lane Capital Markets, LLC. File the director designee's consent as an exhibit to the registration statement, See Rule 438 of Regulation C under the Securities Act.

>   Response: Complied with. We have identified John D. Lane as the director designee of Lane Capital Markets, LLC to be appointed to our board of directors concurrently with the offering's closing. Pursuant to Rule 438 of Regulation C promulgated under the Securities Act, Mr. Lane's consent is filed as an exhibit to Amendment No. 1 to the Registration Statement.

32.   Disclosure states that ValueRich has agreed to enter into a consulting agreement to retain Lane Capital Markets, LLC as a financial consultant for a period of three years. Disclose the nature of the financial services Lane Capital will provide and file the agreement as an exhibit to the registration statement.

>   Response: Complied with. We have disclosed the nature of the financial services Lane Capital Markets, LLC will provide to us under the consulting agreement and have filed the Financial Advisory and Investment Banking Agreement as an exhibit to Amendment No. 1 to the Registration Statement.

33.   Since Lane Capital is a "new underwriter," please provide all information required by Item 508(b) of Regulation S-B.

>   Response: Complied with. We have provided the information required by Rule 508(b) of Regulation S-B.

Financial Statements. page F-1

General

34.   If applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

>   Response: Complied with. Please see the updated financials for the six months ended June 30, 2006 which include a restatement of the financials for the years ending December 31, 2005 and December 31, 2004.

United States Securities
and Exchange Commission
September 14, 2006
Page 12

35.   Please provide comparative interim statements of operations and cash flows as required by Item 310(b) of Regulation S-B. Please ensure that MD&A discloses and discusses changes during the interim periods.

> Response: We have provided a narrative discussion of the results of operations for the six months ending June 30, 2006.

Report of Independent Registered Public Accounting Firm, page F-2

36.   Please tell us what consideration was given to Florida state laws governing audits of companies in Florida performed by accountants from other states.

> Response: The Company's audit firm, Chisholm, Bierwolf & Nilson, are in the process of becoming licensed in the state of Florida. They are currently licensed in the state of Utah.

Consolidated Statements of Operations, page F-4

37.   Tell us what "other income" relates to and explain why you classified it as non-operating income in the first quarter of 2006 and revenue in 2004.

> Response: In 2004, ValueRich provided some consultative services to its clients and such income was reported as revenue. In contrast, ValueRich was granted a partial forgiveness of debt in the first quarter of 2006. The portion of debt that was forgiven was not considered part of ValueRich's "normal" operations, thus it was classified as other non-operating income. At June 30, 2006, ValueRich is showing significant non-operating expense due to the recognition of expense associated with the issuance of stock for services and the late issuance of founders shares referred to in Note 5 to the updated financials for the six months ended June 30, 2006.

Note 2 -Summary of Significant Accounting Policies, page F-8
Impairment of Long-Lived Assets. page F-10

38.   We note your reference to SFAS 121 which has been superseded by SFAS 144. Please revise your impairment policy and financial statements accordingly.

> Response: Complied with. Please see the revised Note 2-J to the updated financials for the six months ended June 30, 2006.

United States Securities
and Exchange Commission
September 14, 2006
Page 13

Revenue Recognition, page F-10

39.   We note the reference in your revenue recognition policy to product sales and your inclusion of revenue recognition criteria that appear to primarily relate to, product sales. Please clarify what products you sell, or revise your policy as necessary. It appears to us that your policy should specifically address how and when you recognize revenue from each of your revenue sources. For example, your revenue recognition policy should specifically address how and when you recognize revenue for event fees, subscription fees, and the other revenue sources you disclose in the business section on pages 19 and 20. Your revenue recognition policy should also specifically address how and when you recognize discounts and allowances. In addition, please clarify if and how EITF 00-21 is applicable to your revenue transactions.

> Response: Complied with. Please see the revised Note 2-I to the updated financials for the six months ended June 30, 2006.

Note 5 - Stock Transaction, page F-11

40.   Tell us who purchased your shares on December 27, 2005 and during the quarter ended March 31, 2006 and if they had or have any relationship with the company. Provide us an analysis and reconciliation of the valuation of stock transactions during the last twelve months relative to the anticipated FPO price.

> Response: Complied with. On December 27, 2005, ValueRich sold shares to Venture Investments & Capital (1,080,000), Lam Yok Mei (360,000), Lap Keung Wong (360,000) and Jeffrey Benton (180,000). None of the investors had or have any other relationship with ValueRich. See the worksheet attached as Exhibit A hereto for a detail of all stock transactions that have occurred in the six months ending June 30, 2006.

Note 8 - Long Term Debt, page F-12

41.   Clarify the conversion terms of the notes payable and reconcile these terms to the number of shares excluded from the loss per share calculations disclosed on page F-8.

> Response: Complied with. As restated for all stock splits authorized by ValueRich through June 30, 2006, the conversion terms of the notes were as follows: 1) The principal balance of the note is convertible into ValueRich common stock at $1.50 per share 2) In the event that ValueRich shares are not listed for public trading on or before October 1, 2004, the lender shall receive additional shares of common stock total 10% of the shares into which the note may convert and 3) In the event that ValueRich shares are not listed for public trading on or before December 31, 2004, the lender shall receive additional shares of common stock total 15% of the shares into which the note may convert. Please see the worksheet attached as Exhibit B hereto setting forth a reconciliation to the number of shares excluded from the loss per share calculations.

United States Securities
and Exchange Commission
September 14, 2006
Page 14

Note 10 - Warrants, page F-I4

42.   For all currently outstanding warrants, tell us if there are any circumstances that could require you to settle them in cash or any circumstances that could result in you paying liquating damages. To the extent applicable, tell us if and how you considered the provisions of EITF 00-19.

> Response: There is no requirement for free-trading shares to be issued for the warrants and/or convertible debt or any other circumstance requiring cash settlement. Therefore, there are no derivative liabilities as discussed in EITF 00-19.

Recent Sales of Unregistered Securities, page II-1

43.   For each transaction in this section where ValueRich relied upon the exemption under the Securities Act's section 4(2), state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See item 701(d) of Regulation S-B.

> Response: Complied with. All investors that participated in our private placements are accredited investors.

44.   For the June 15, 2005 transaction in which ValueRich issued 145,000 shares of common stock for services to five employees, describe briefly the services performed by the employees. See Item 7O1(c) of Regulation S-B.

> Response: Complied with. We have described the services performed by the employees who were issued common stock on June 15, 2005.

45.   For the June 6, 2005 transaction in which ValueRich issued 27,333 shares of common stock for services to three investors, describe briefly the services performed by the investors. Further, identify the third investor. See subparagraphs (b) and (c) of Item 701 of Regulation S-B.

> Response: Complied with. We have described the services performed by the investors who were issued stock on June 6, 2005.

United States Securities
and Exchange Commission
September 14, 2006
Page 15

Undertakings. page II-4

46.   Since this is not a Rule 415 offering, the undertakings required by item 512(a) of Regulation S-B are inapplicable. Please revise.

> Response: Complied with. We have removed the inapplicable undertakings of item 512(a) of Regulation S-B.

47.   Provide the undertaking required by Item 512(d) of Regulation S-B.

> Response: Complied with. We have revised the Registration Statement to include the undertaking required by Item 512(d) of Regulation S-B.

Signatures, page II-5

48.   ValueRich's principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2, and revise.

> Response: Complied with. We have revised the signatures to specify each capacity in which the officer signs the Form SB-2.

Exhibit Index

49.   Include an exhibit index immediately before the exhibits filed with the registration statement. Sec Rule 102 (d) of Regulation S-T. This exhibit index and Item 27 of Form SB-2 are not synonymous.

> Response: Complied with. We have included an Exhibit Index.

Exhibits

50.   We note that you intend to file by amendment some exhibits, including the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

> Response: We will make sure to allow sufficient time for you to review the exhibits before requesting an acceleration of the Registration Statement's effectiveness.

United States Securities
and Exchange Commission
September 14, 2006
Page 16

     51.   Since this is a firm commitment offering, (i) the purpose of the representation in section 4(a) that the representative agrees to use its best efforts to sell the units, (ii) the reason for an interest bearing escrow account as outlined in subparagraphs (c) and (d) of section 4 and (iii) the legitimacy of the termination provision as outlined in section 7(a) are unclear. Please revise or advise.

         Response: Complied with. We have revised Exhibit 1.01 to properly reflect that this is a firm commitment offering, have refiled such exhibit and have revised the Registration Statement accordingly.

     52.   ValueRich's independent public accountants must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act.

         Response: We respectfully submit that the consent of ValueRich's independent public accountants was previously included as Exhibit 23.02 to the Registration Statement as initially filed on June 30, 2006.

     Please feel free to call me at (561) 237-0804 if you have any questions. Thank you.

                        Sincerely,

                        /s/ Hank Gracin
                        Hank Gracin

HG:ckg
Enclosures
cc: ValueRich, Inc.

Exhibit A